Exhibit (a)(1)

                   DAVIDSON GROWTH PLUS, L.P.
                  One Insignia Financial Plaza
                          P.O. Box 2347
                      Greenville, SC 29602
                          (864)239-1029


                                                        December 15, 1995


Dear Limited Partner:

                As you are by now aware, DGP Acquisition, L.L.C., a Delaware limited liability company (the "Purchaser"), has made an offer (the "Offer") to purchase limited partnership units ("Units") of Davidson Growth Plus, L.P. (the "Partnership"). Enclosed is a copy of the Partnership's Statement on Schedule 14D-9 which was filed with the Securities and Exchange Commission and sets forth the Partnership's response to the Offer.

                The Partnership's general partner responsible for management of the Partnership's business is Davidson Diversified Properties, Inc. (the "Managing General Partner"), a Tennessee corporation and an affiliate of the Purchaser. Due to the affiliation between the Managing General Partner and the Purchaser, the Managing General Partner is subject to certain existing and potential conflicts of interest with respect to the Offer.

                AS A RESULT OF THE EXISTING AND POTENTIAL CONFLICTS OF INTEREST, NEITHER THE PARTNERSHIP NOR THE MANAGING GENERAL PARTNER EXPRESSES ANY OPINION AND EACH IS REMAINING NEUTRAL AND MAKING NO RECOMMENDATION AS TO WHETHER UNIT HOLDERS SHOULD TENDER THEIR UNITS IN RESPONSE TO THE OFFER.

                Limited partners are advised to carefully read the enclosed
Schedule 14D-9.


                                                Davidson Growth Plus, L.P.